SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF 02,558,115/0001-21
NIRE 33,300,276,963

ANNOUNCEMENT TO THE MARKET

TIM Participações S.A. hereby informs the market that the Company received on the date hereof from its indirect controlling shareholder, Telecom Italia S.p.A., a corporation organized and existing in accordance with Italian laws, a Press Release (‘Comunicato Stampa‘) which English version reads as follows:

“TELECOM ITALIA: TIM BRASIL AND BRASIL TELECOM LICENCE
OVERLAPS RESOLVED AFTER OK FROM BRAZIL’S
TELECOMMUNICATIONS AUTHORITY (ANATEL)

Transfer of 38% of Solpart (the holding which controls Brasil Telecom) to newco
Brasilco S.r.l. completed today

Milan, 27 October 2006 –Telecom Italia today finalized the transfer of its 38% stake, held through subsidiary Telecom Italia International, in Solpart (the holding which controls Brasil Telecom) to Brasilco S.r.l, a newco held by an English law Trust. This follows its approval by ANATEL on 18 October 2006.

With this operation, Telecom Italia has ceded ownership of the Solpart stake (while remaining its beneficiary) and the relative governance rights, resolving the mobile and long distance licence overlaps between Tim Brasil and Brasil Telecom to the benefit of all parties involved, including Brasil Telecom and its shareholders”.

Rio de Janeiro, October 27, 2006

Stefano De Angelis
Investor Relations Officer
TIM Participações S.A.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 29, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer